UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Change in Open Interest Balance of Derivatives

We hereby inform you that KT Corporation (the “Company” and NYSE symbol: KTC) has amended its position in derivatives. Details are as follows:

1.	Derivative product: Interest rate swap.

2.	Open interest balance reported prior to change (a + b): Won 689,045 million.

(a)	Buying amount: Won 689,045 million.

(b)	Selling amount: none.

3.	Change amount of derivative product contracted: decrease of Won 409,046 million and increase of Won 432,845 million.

(a)	Buying amount: decrease of Won 409,046 million and increase of Won 432,845 million.

(b)	Selling amount: none.

4.	Total amount of open interest balance following the change (a + b): Won 712,845 million.

(a)	Buying amount: Won 712,845 million.

(b)	Selling amount: none.

5.	Reason for change: change of transaction partner.

6.	Underlying asset for derivative product: $350 billion bond.

7.	Date of change: March 12, 2003.

Resolutions of the 21st Ordinary General Meeting of Shareholders

We hereby inform you that the 21st Ordinary General Meeting of Shareholders of the Company was convened in accordance with Article 20 of the Articles of Incorporation of the Company, and the shareholders approved the eight agenda items as proposed. Details of resolution of the 21st Ordinary General Meeting of Shareholders are as follows:

1.	Date and time: Friday, March 14, 2003 at 10:00 a.m. (Seoul time).

2.	Venue: Lecture Hall of the Company’s headquarter building located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

3.	Please refer to “Convocation Notice of the 21st Ordinary General Meeting of Shareholders” dated February 14, 2003. All agenda were approved as originally proposed:

No. 1: Approval of balance sheet, income statement and statement of appropriation of retained earnings for the 21st fiscal year ended December 31, 2002.

No. 2: Amendment of Articles of Incorporation.

No. 3: Election of four (4) directors as follows:

Standing directors:

Sang Hoon Lee, Executive Vice President of the Company

Woo Sik Kim, Executive Vice President of the Company

Outside directors:

Kim Jong Sang, CEO of Seil Tax-Accounting Service Office

Kim Do Hwan, Professor of Sejong University

No. 4: Election of three (3) members of the audit committee as follows:

Chang Bun Yoon, Hyung Joon Chang and Jong Sang Kim

No. 5: Approval of limit on aggregate compensation of directors to Won 2,340 million for the fiscal year ended

December 31, 2003.

No. 6: Approval of limit on compensation of auditor to Won 94 million for the fiscal year ended December 31, 2003.

No. 7: Approval of amendment to severance pay regulation for executives.

No. 8: Approval of amendment of management contracts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2003

KT Corporation

By:	/s/ Wha Joon Cho
Name: Wha Joon Cho Title: Managing Director